

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2010

Via U.S. Mail and Facsimile

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re:** **mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 3, 2010**
> **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Reasons for and Effects of the Proposal, page 12

1.   Please expand your response to prior comment 1 to tell us when you believe the officers' notes should have been filed with an Exchange Act report and why you believe you can wait until a future filing to file those notes.

Private Placements, page 19

2.   Regarding your response to prior comment 3:
   - Please show us how you reconcile the number of shares that you mention in the first sentence of your response with the sum of the number of shares mentioned in the last sentence of your response.

- Please tell us when you filed the Form D for the transactions that you believe were exempt due to Regulation D.

Reparation Shares, page 19

3. You indicate in your response to prior comment 6 that the cancellation of $181,901.57 in partial loan obligations was based on a conversion price of $.155 per shares. Please clarify how you computed the number of shares transferred to Mr. Durando given that the conversion price multiplied by the number of shares transferred does not equal the loan cancellation amount.

4. Please expand your disclosure added in response to prior comment 7 to disclose the amount of payable converted, the nature and date of the transaction that generated the payable, the date of the issuance of the reparation shares, the date of the new investment, and the total number of reparation shares you issued to each related party since you began issuing reparation shares.

5. Regarding the filing of Arrangements #3 and #4 in response to prior comment 8, please tell us where the agreement describes the note maturing August 10, 2012 for $950,000 that you mention in the second paragraph on page 16 of your proxy statement.

Security Ownership…, page 24

6. We may have further comments on your response to prior comment 10 after you address the following:
   - Please expand your analysis in response to the second and fourth bullet points of prior comment 10 to tell us whether and how applicable jurisdictions have implemented the Uniform Commercial Code's requirements regarding the sufficiency of description of collateral. Also tell us how your agreements satisfy those requirements. We note for example the language "worth of any other assets" in your agreements.
   - Please provide the information requested in the first bullet point of prior comment 10: a version of the table you provided with your November 3, 2010 response 12 expanded to include (1) the date on which you received cash for the shares you issued and (2) the date on which JMJ resold the securities you issued to it.
   - We note your response to the third bullet point of prior comment 10; however, you may not simply remove terms from your agreements when you file them. Rule 24b-2 provides the exclusive means for requesting confidential treatment for terms in exhibits to your Exchange Act reports. See also Staff Legal Bulletin No. 1 (February 28, 1997 with July 11, 2001 addendum) available on the Commission's web site at www.sec.gov. Please revise your exhibits,

> including the exhibits filed with your recently amended Form 10-Q, accordingly.
> - Your response to our fifth bullet point states that you received full payment on three notes. Because your proxy statement describes five arrangements with JMJ, please tell us which of the three notes were paid in full.

Executive Compensation, page 26

7.   We note your response to prior comment 11; however, your disclosure in response to Regulation S-K Item 401 should be complete, without requiring investors to piece together information from multiple parts of your document. Please provide complete Item 401 disclosure in an appropriate filing.

Additional Information, page 40

8.   Regarding your response to prior comment 13, please note that it is not clear based on the language in this section whether you are incorporating the Form 10-Ks by reference. We therefore reissue our comment.

Form 10-Q/A for the quarterly period ended December 31, 2009

9.   We note your Form 10-Q/A filed in response to prior comment 8. Please tell us why you did not file each agreement as a separate exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief